[WIDERTHAN]

Notice of Special General Shareholders’ Meeting

October 5, 2006

Dear WiderThan Shareholder:

We are pleased to report that WiderThan has entered into a Combination Agreement with RealNetworks that provides for the acquisition of WiderThan Common Shares and American Depositary Shares at a price of $17.05 per share in cash. Under the terms of the proposed transaction, RN International Holdings B.V., a wholly owned subsidiary of RealNetworks, has commenced a tender offer for all outstanding WiderThan Common Shares and American Depositary Shares at $17.05 per share in cash. The tender offer is conditioned upon, among other things, at least 67% of WiderThan’s outstanding shares on a fully-diluted basis being tendered and the termination of any waiting periods under applicable antitrust laws.

The WiderThan Board of Directors: (1) determined that the Combination Agreement and the transactions contemplated thereby, including the offer, are advisable, fair to and in the best interests of the company and its shareholders; (2) approved the Combination Agreement and the transactions contemplated thereby (including the stockholder tender and voting agreements); and (3) recommended that the company’s shareholders tender their WiderThan Common Shares and American Depositary Shares.

In connection with the transactions contemplated by the Combination Agreement, we have convened a Special General Shareholders’ Meeting (the “Special Meeting”) to take place at the offices of the Company, Grand Conference Room, 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea at 12:30 PM local time, on Saturday, October 28, 2006.

At the Special Meeting, all Company shareholders of record on October 5, 2006 will be asked to consider and vote upon the proposals listed below as well as any other matters that may properly come before the Special Meeting. The Board of Directors of WiderThan recommends that shareholders vote “For” each of the proposed Agenda Items set forth below. Approval of Agenda Item 2 is a condition to consummation of the tender offer.

The directors and management of WiderThan thank you for the support you have given WiderThan over the years.

Sincerely,

Sang Jun Park

Representative Director and Chief

Executive Officer

Notice is hereby given that the Special General Meeting (the “Meeting”) of Shareholders of WiderThan Co., Ltd. (the “Company”) will be held at the offices of the Company, Grand Conference Room, 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea at 12:30 PM (local time), on Saturday, October 28, 2006.

The following Agenda Items will be addressed at the Meeting:

Agenda Item 1 will be proposed to be approved as a Special Resolution and Agenda Items 2 and 3 will be proposed to be approved as Ordinary Resolutions.

1. As special business, to consider and, if thought fit, pass the following as a special resolution:

“That the Amended and Restated Articles of Incorporation of the Company be amended to reflect the amendments to the Amended and Restated Articles of Incorporation outlined in Appendix A to this Notice of Meeting.”

2. To elect the following individuals as directors of the Board of Directors of the Company:

(1) John Giamatteo (a non-standing director)

(2) Dong Jin Lee (a standing director)

(3) Marco Menato (a non-standing director)

• These biographical details, the skills and the experience of these candidates for Director are set forth in Appendix B to this Notice of Meeting.

3.	The Company entered into a letter agreement with Sang Jun Park, Representative Director and Chief Executive Officer of the company, dated June 12, 2006, providing that if the company enters into an agreement for a sale transaction while he remains employed by the company, he will receive a bonus payment in an amount equal to 1.5 times his annual base salary plus his expatriate allowance, such payment to be made on the closing of the sale transaction regardless of whether Mr. Park continues to be employed on such date. In addition, Mr. Park’s agreement provides that in the event the Company enters into an agreement for a sale transaction while he remains employed by the Company, then on the earlier of the closing of the sale transaction or the date of his termination of employment: (i) the Company will take reasonable steps to ensure that any unvested stock options vest on a pro rata basis as provided in the stock option agreement governing such award; and (ii) he will be entitled to: (a) a cash payment in an amount equal to 50% of the number of shares under his stock options that are unvested at the time of his termination multiplied by the excess of the acquisition price for the company stock in the sale transaction less the option exercise price; (b) a severance payment in an amount equal to 125% of his annual base salary plus his expatriate allowance; and (c) continued benefits for a fifteen-month period following his termination of employment.

Additionally, in the event of a change in control transaction, as previously approved by the board, the non-executive directors shall be entitled to receive payment of a full-year’s estimated compensation and, in consideration for the cancellation of their option agreements, an amount in cash equal to 100% of the number of unexercised options as of the closing date of the offer multiplied by the difference between the per share acquisition price and the exercise price of such options in the cases of Ms. Holland, Mr. Wheeler, Mr. Austin and Mr. Kokkinen, and 50% of the unvested options as of the date of the closing of the offer multiplied by the difference between the per share acquisition price and the exercise price of such unvested options in the case of Mr. Kaplan and Mr. Ahn.

In order that such payments be made, the proposal is to approve an increase in the Ceiling Amount of the Remuneration of Directors from the current level of KRW 3 billion as follows:

“The Proposed Aggregate Ceiling Amount of the Remuneration of all Directors during 2006 is increased from KRW 3 billion to KRW 7 billion.”

The Board of Directors of the Company recommends that shareholders vote “for” each of the proposed Agenda Items set forth above.

By Order of the Board of Directors,

Sang Jun Park

Representative Director and

Chief Executive Officer

October 5, 2006

Notes

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of him. A proxy need not also be a shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or notarially certified copy of that power or authority shall be deposited at the principal place of business of the Company at 17th Floor, K1 REIT Bldg. 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea at any time before the time appointed for holding of the Meeting.

3. Special Resolutions require the affirmative vote of at least of 1/3 of the total issued and outstanding shares and at least 2/3 of the voting rights of the shareholders present at the Meeting. Ordinary Resolutions require the affirmative vote of at least 1/4 of the total issued and outstanding shares and at least a majority of the voting rights of the shareholders present at the Meeting.

Appendix A to Notice of Special General Shareholders Meeting

Proposed Amendments to Articles of Incorporation

(ELIMINATION / ADDITION)

No	Before	After
Article 8. Share Certificates
1.	Article 8. Share Certificates

All shares to be issued by the Company shall be
registered common shares. Share certificates
shall be issued by the Company in eight
denominations: one (1), five (5), ten (10), fifty
(50), one hundred (100), five hundred (500), one
thousand (1000) and ten thousand (10,000).	All shares to be issued by the Company shall be
registered common shares. Share certificates
shall be issued by the Company in denominations
of one (1), five (5), ten (10), fifty (50), one
hundred (100), five hundred (500), one thousand
(1000), ten thousand (10,000), hundred thousand
(100,000) shares and such other denominations as
the shareholders may reasonably request in
writing. A certificate representing all shares
in a class shall be issued if a shareholder owns
all of the shares in that class and so requests
in writing.

Article 14. Reissuance of Share Certificates

2.	Article 14. Reissuance of Share Certificates

(1) Any person desiring to receive new share
certificate(s) due to defacement or damage or as
a result of the partition or consolidation of the
person’s share(s) shall submit an application in
such form as may be prescribed by the Company to
the transfer agent together with the share
certificate(s).	(1) A shareholder desiring re-issuance of a share
certificate for reason of partition or
amalgamation of shares, or damage, soiling to a
share certificate, incorporating share
certificates into a share certificate or dividing
a share certificate into certain number of share
certificates, shall submit an application
therefor to the Company, in the form prescribed
by the Company, together with the share
certificate to be cancelled. However, if the
damage or soiling is such that the share
certificate is illegible or cannot be
authenticated, it shall be regarded as lost and
the following paragraph shall apply for its
replacement.

	Article 29. Number of Directors	Article 29. Number of Directors

3.	The number of Directors of the Company constituting the entire Board shall not be less than five (5) or greater than nine (9).	The number of Directors of the Company constituting the entire Board shall not be less than three (3) or greater than nine (9).

Article 30. Election of Directors

4.	Article 30. Election of Directors	(4) The Company shall not adopt cumulative voting as provided in Article 382-2 of the Korean Commercial Code for election of two or more directors.

The Board of Directors recommends approval of the proposed amendments set forth above.

Appendix B to Notice of Special General Shareholders’ Meeting

Biographies of Nominees for Member of Board of Directors

John Giamatteo has served as Executive Vice President, Technology Products and Services and International Operations, of RealNetworks since June 2005. From 1988 to June 2005, Mr. Giamatteo was employed by Nortel Networks Corporation, a provider of communications solutions, where he held various management positions, most recently serving as President, Asia Pacific. Mr. Giamatteo holds a B.S. in Accounting and an M.B.A. from St. John’s University. Age 40.

Dong Jin (DJ) Lee has served as Executive Vice President of WiderThan and head of WiderThan’s Asia-Pacific business since March 2005. Having joined WiderThan in June 2000 as one of its founding members, Mr. Lee is in charge of WiderThan’s operations in the Asia Pacific region, including Korea, Northeast Asia, Southeast Asia and Australia. Prior to his current position, he served as Senior Vice President of WiderThan operations in Korea where he was directly involved in the development and launching of ringback tone and music-on-demand application services. Prior to joining WiderThan, Mr. Lee was employed by SK Telecom, a provider of telecommunications services in Korea, from 1995 to June 2000, where he developed customer retention and marketing programs. Mr. Lee received his bachelor’s degree in mass communications from Yonsei University. Mr. Lee served on the WiderThan Board of Directors from March 2004 until December 2005. Age 41.

Marco Menato has served as Vice President, EMEA and Latin America, of RealNetworks since June 2005. From July 2001 to May 2005, Mr. Menato served as Vice President, International of Classmates, Inc., an online social networking company. Age 49.